File pursuant to Rule 424(b)(3)
Registration Statement No. 333-175283

ATRINSIC, INC.

5,963,857 Shares
Common Stock

This prospectus relates to the offer and sale from time to time of up to 5,963,857 shares of our common stock that are held by the shareholders named in the “Selling Stockholders” section of this prospectus.  The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The selling stockholders whose shares are being registered will bear all selling and other expenses.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “ATRN.”  On September 27, 2011, the last reported sales price of the common stock on the NASDAQ Capital Market was $2.65 per share.

For a discussion of important factors that you should consider before purchasing the shares of common stock, see “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2011

You should rely only on the information contained in this prospectus, any supplement and the documents we have incorporated by reference.  We have not authorized anyone to provide information that is different from that contained in this prospectus.  The information contained in this prospectus, any supplement and any document incorporated by reference is accurate only as of the date of such document, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights selected information incorporated by reference or contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus and the documents incorporated by reference carefully before making an investment decision, including “Risk Factors” and the consolidated financial statements and the related notes incorporated by reference herein. References in this prospectus to “Atrinsic” “ATRN,” “we,” “our” and “us” refer to Atrinsic, Inc. and our consolidated subsidiaries.

Overview

Atrinsic, Inc. is a marketer of direct-to-consumer subscription products and an Internet search-marketing agency. We sell entertainment and lifestyle subscription products directly to consumers, which we market through the Internet. We also sell Internet marketing services to our corporate and advertising clients. We have developed our marketing media network, consisting of web sites, proprietary content and licensed media, to attract consumers, corporate partners and advertisers. We believe our marketing media network and proprietary technology allows us to cost-effectively acquire consumers for our products and for our corporate partners and advertisers.

Our business is focused on two key areas:

•	Direct-to-consumer subscriptions, built around the Kazaa brand, and

•	Search and affiliate marketing, built around the Atrinsic Interactive brand.

Our direct-to-consumer subscription business is built around a recurring-revenue business model.  We are focused on digital music in the rapidly growing mobile space, and our lead offering, Kazaa, is a recognizable brand in this market.  We also provide alternative billing capabilities, allowing our subscribers to utilize payment methods other than just credit cards, to purchase our services.  Our core strategic focus for Kazaa and our direct-to-consumer subscription business is to build and sustain a large and profitable subscriber base and a growing and engaged audience and to deliver entertainment content to our customers anywhere, anytime and on any device, in a manner our customers choose.

Atrinsic Interactive, our affiliate network and search marketing agency, is a top ten search agency according to Advertising Age (2010) and a top-tier affiliate network.  We offer advertisers an integrated service offering across paid search, or search engine marketing (“SEM”), search engine optimization (“SEO”), display advertising, affiliate marketing, as well as offering business intelligence and brand protection services to our clients.  We work with all types and sizes of advertisers on a performance basis to assist them in acquiring customers at an attractive return on investment.  Our core strategic focus for Atrinsic Interactive is to build a leading independent search marketing agency and a top-five affiliate network.

In February 2008, New Motion, Inc., a subscription-based mobile content company which was originally incorporated  in 1994 under the laws of the state of Delaware under the original name, The Millbrook Press, Inc., merged with Traffix, Inc., an Internet marketing company.  Pursuant to the merger, Traffix became our wholly owned subsidiary and in June 2009, after approval by our stockholders, we changed our name from New Motion, Inc. to Atrinsic, Inc. and also changed our ticker symbol from “NWMO” to “ATRN.”

Since the merger with Traffix, we have engaged in several other transactions, including our purchase of the Ringtone.com assets in June 2008 for approximately $8.8 million in cash and notes.  This acquisition gave us a prominent domain from which to market our mobile content services. In addition, in October 2008, we acquired a 36% minority interest in The Billing Resource, LLC (“TBR”), initially contributing $2.2 million to its formation.  TBR is an aggregator of fixed line telephone billing, providing its customers with the ability to charge end user customer’s telephone bills for subscription services they deliver.

On July 31, 2009, the Company entered into an Asset Purchase Agreement with ShopIt.com pursuant to which the Company acquired certain net assets from ShopIt.com, including but not limited to software, trademarks and certain domain names. In consideration for the assets, the Company at the closing cancelled $1.8 million in aggregate principal amount of indebtedness owed by ShopIt to the Company, paid to ShopIt $450,000 and issued 95,000 shares of the Company’s common stock.  The Company is not currently using the Shop-It.com assets.

On March 26, 2010, we entered into a Marketing Services Agreement (the “Marketing Agreement”) and a Master Services Agreement (the “Services Agreement”) with Brilliant Digital, Inc. (“Brilliant Digital”) effective as of July 1, 2009 (collectively, the “Agreements”), relating to the operation and marketing of the Kazaa digital music service.  The Agreements govern the operation of Brilliant Digital’s Kazaa digital music service, which is jointly operated by us and Brilliant Digital. Under the Marketing Services Agreement, we are responsible for marketing, promotional, and advertising services for the Kazaa business. Pursuant to the Master Services Agreement, we provide services related to the operation of the Kazaa business, including billing and collection services and the operation of the Kazaa online storefront.  Brilliant Digital is obligated to provide certain other services with respect to the Kazaa business, including licensing the intellectual property underlying the Kazaa business to Atrinsic, obtaining all licenses to the content offered as part of the Kazaa business and delivering that content to subscribers. As part of the agreements, we are required to make advance payments and expenditures of certain expenses incurred in order to operate the Kazaa business. These advances and expenditures are recoverable on a dollar for dollar basis against revenues generated by the business.

Beginning in April 2010, we began to take steps to eliminate unprofitable or marginally profitable lead generation activities and marketing programs from our product offerings, to focus the Company on businesses our Board believes will be more likely to generate long term value for our stockholders.

On October 13, 2010, we entered into amendments to the Agreements with Brilliant Digital and entered into an agreement with Brilliant Digital and Altnet, Inc., a wholly-owned subsidiary of Brilliant Digital, to acquire all of the assets of Brilliant Digital that relate to its Kazaa digital music service.

Among other things, the amendments extend the term of the Agreements from three years to thirty years, provide us with an exclusive license to the Kazaa trademark in connection with our services under the agreements, and modify the Kazaa digital music service profit share payable to us under the agreements from 50% to 80%. In addition, the amendments remove Brilliant Digital’s obligation to repay up to $2.5 million of advances and expenditures which are not otherwise recovered from Kazaa generated revenues and remove a $5 million cap on expenditures that we are required to advance to the operation of the Kazaa business. As consideration for entering into the amendments, we issued 1,040,358 shares of our common stock to Brilliant Digital.

On October 13, 2010, in addition to the amendments to the Agreements, we entered into an asset purchase agreement with Brilliant Digital to acquire all of the assets of Brilliant Digital that relate to the Kazaa business.  The purchase price for the acquired assets includes the issuance of an additional 1,781,416 shares of our common stock at the closing of the transaction, as well as the assumption of certain liabilities related to the Kazaa business. The closing of the transaction contemplated by the asset purchase agreement will occur when all of the assets associated with the Kazaa business, including the Kazaa trademark and associated intellectual property, as well as Brilliant Digital’s content management, delivery and customer service platforms, and licenses with third parties, have been transferred to us. The closing of the transaction is subject to approval by both our stockholders and Brilliant Digital’s stockholders, receipt of all necessary third party consents as well as other customary closing conditions. At the closing of the transactions contemplated by the asset purchase agreement, we have agreed to appoint two individuals to be selected by Brilliant Digital to serve on our Board. In addition, at the closing, the Marketing Services Agreement and Master Services Agreement will terminate.

In connection with our announcement on October 14, 2010 to purchase the Kazaa assets, we also announced the implementation of a restructuring of our existing operations and of the operations of the Kazaa digital music subscription business.  The restructuring is designed to rapidly reduce certain expenditures, improve product development and sales and to improve customer acquisition outcomes for the company in general as well as for the Kazaa digital music service.  The restructuring involves the consolidation of activities in New York, the reduction in our Canadian workforce, and migration of our Canadian technology assets to pre-existing infrastructure in the U.S.  In addition, certain functions and activities involving the development of the Kazaa service and application development, as well as marketing are consolidating.

On May 31, 2011, we and certain investors (the selling stockholders hereunder), entered into a Securities Purchase Agreement (the “Purchase Agreement”) and consummated the transactions contemplated thereby simultaneously with the execution thereof (the “Financing”).  Pursuant to the terms of the Purchase Agreement, we sold to the selling stockholders convertible notes in the aggregate original principal amount of $5,813,500 (the “Notes”), which Notes are convertible into shares of our common stock. The Notes were issued with an original issue discount of approximately 9.1%, and the aggregate purchase price of the Notes was $5,285,000. The Notes are not interest bearing, unless we are in default on the Notes, in which case the Notes carry an interest rate of 18% per annum until the applicable default is cured.  As further discussed below, we also agreed to issue to each selling stockholder warrants to acquire shares of common stock, in the form of three warrants: (i) “Series A Warrants,” (ii) “Series B Warrants” and (iii) “Series C Warrants” (collectively, the “Warrants”).

Corporate Information

We are a Delaware corporation. The address of our principal executive office is 469 7th Avenue, 10th Floor, New York, NY 10018, and our telephone number is (212) 716-1977.  Our website address is www.atrinsic.com.  The information that can be accessed through viewing our website is not part of this prospectus.

About the Offering

Description of Notes

The Notes issued in connection with the Financing are initially convertible into shares of common stock at a conversion price of $2.90 per share, provided that if we make certain dilutive issuances (with limited exceptions), the conversion price of the Notes will be lowered to the per share price paid in the applicable dilutive issuance.   We are required to repay the Notes in six equal monthly installments commencing on December 31, 2011 and ending on May 31, 2012, either in cash or in shares of our common stock. If we choose to utilize shares of our common stock for all or part of the payment, we must make an irrevocable decision to use shares 23 trading days prior to the installment payment date, and the value of our shares will be equal to the lower of the conversion price then in effect or 85% of the arithmetic average of the closing bid prices of our common stock during the 20 trading day period prior to payment of the installment amount (the “Installment Conversion Price”). If we choose to make an installment payment in shares of common stock, we must make a pre-installment payment of shares (the “Pre-Installment Shares”) to the Note holder 21 trading days prior to the applicable installment date based on the value of our shares equal to the lower of the conversion price then in effect or 85% of the arithmetic average of the closing bid prices of our common stock during the 20 trading day period prior to delivery of the Pre-Installment Shares. On the installment date, to the extent we owe a Note holder additional shares in excess of the Pre-Installment Shares to satisfy the installment payment, we will issue such Note holder additional shares, and to the extent we have issued excess Pre-Installment Shares, such shares will be applied to future payments.  The Company does not currently have enough cash to make all of the payments due on the Notes and does not anticipate sufficient cash flow from operations to enable it to repay the Notes in full with cash.  Therefore, the Company currently intends to repay the Notes through the issuance of shares of its common stock.  However, this intention may change depending on the Company’s finances at the time of the applicable payment date and the Company’s stock price on the applicable payment date.
If an event of default occurs under the Notes, each Note holder may require us to redeem its Note in cash at the greater of up to 110% of the unconverted principal amount or 110% of the greatest equity value of the shares of common stock underlying such Note holder’s Note from the date of the default until the redemption is completed.

The conversion price of each Note is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The convertibility of each Note may be limited if, upon conversion, the holder or any of its affiliates would beneficially own more than 4.9% or 19.9% (as applicable) of our common stock.

Description of Warrants

The Warrants issued in connection with the Financing are convertible into shares of common stock. The Series B Warrants are exercisable immediately after issuance and expire nine months after the date we obtain shareholder approval (discussed below). The Series B Warrants provide that the holders are initially entitled to purchase an aggregate of 1,002,329 shares at an initial exercise price of $2.93 per share.  If we make certain dilutive issuances (with limited exceptions), the exercise price of the Series B Warrants will be lowered to the per share price paid in the applicable dilutive issuance. The number of shares underlying the Series B Warrants will adjust whenever the exercise price adjusts, such that at all times the aggregate exercise price of the Series B Warrants will be $2,936,824.

To the extent we enter into a fundamental transaction (as defined in the Series B Warrants and which include, without limitation, our entering into a merger or consolidation with another entity, our selling all or substantially all of our assets, or a person acquiring 50% of our common stock), we have agreed to purchase the Series B Warrants from the holders at their Black-Scholes value (if a holder so elects to have its Series B Warrant so purchased).

If our common stock trades at a price at least 200% above the Series B Warrants exercise price for a period of 10 trading days at any time after we obtain shareholder approval (discussed below), we may force the exercise of the Series B Warrants if we meet certain conditions.

The Series A and Series C Warrants are exercisable immediately after issuance and have a five year term. The Series A Warrants provide that the holders are initially entitled to purchase an aggregate of 2,004,658 shares at an initial exercise price of $2.90 per share. The Series C Warrants provide that the holders are initially entitled to purchase an aggregate of 952,212 shares at an initial exercise price of $2.97 per share. If on the expiration date of the Series B Warrants, a holder of such warrant has not exercised such warrant for at least 80% of the shares underlying such warrant, we have the right to redeem from such holder its Series C Warrant for $1,000 under certain circumstances.

If we make certain dilutive issuances (with limited exceptions), the exercise price of the Series A and Series C Warrants will be lowered to the per share price paid in the applicable dilutive issuance. The number of shares underlying the Series A Warrants and the Series C Warrants will adjust whenever the exercise price adjusts, such that at all times the aggregate exercise price of the Series A Warrants and Series C Warrants will be $5,813,502 and $2,828,070, respectively.

To the extent we enter into a fundamental transaction (as defined in the Series A and Series C Warrants and which include, without limitation, our entering into a merger or consolidation with another entity, our selling all or substantially all of our assets, or a person acquiring 50% of our common stock), we have agreed to purchase the Series A and Series C Warrants from the holder at their Black-Scholes value (if a holder so elects to have its Series A Warrant or Series C Warrant so purchased).

The exercise price of all the Warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The exercisability of the Warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.9% or 19.9% (as applicable) of our common stock. The Notes may not be converted and the Warrants may not be exercisable if the total number of shares that would be issued would exceed 19.99% of our common stock on the date the Purchase Agreement was executed prior to our receiving shareholder approval (as discussed below).

Description of Security Agreement

We and our subsidiaries, New Motion Mobile, Inc. and Traffix, Inc. entered into a security agreement (“Security Agreement”) with the selling stockholders pursuant to which we granted each of the selling stockholders a security interest in all of our assets securing our obligations under the Notes. In addition, New Motion Mobile, Inc. and Traffix, Inc. executed guaranties (each, a “Guaranty”) with each selling stockholder pursuant to which such subsidiaries guarantee our obligations under the Notes.

Description of Registration Rights

In connection with the Financing, we also entered into a registration rights agreement (“Registration Rights Agreement”) with the selling stockholders pursuant to which, among other things, we agreed to register the resale of 133% of the shares of common stock underlying the Notes and Warrants. We agreed to file a registration statement by June 30, 2011 and to the extent we fail to file the registration statement on a timely basis or if the registration statement is not declared effective within 90 days after the closing of the transaction (120 days if reviewed by the Securities and Exchange Commission), we agreed to make certain payments to the selling stockholders.  The registration statement of which this prospectus is a part is being filed to satisfy the foregoing obligations.

Shareholder Approval; Other Covenants in Purchase Agreement

In the Purchase Agreement, we have agreed to, among other things, (i) subject to certain exceptions, not issue any securities for a period beginning on May 31, 2011 to the date that is 30 trading days from the date on which the resale by the selling stockholders of all registrable securities (as defined in the Registration Rights Agreement) is covered by one or more registration statements, (ii) not to enter into a variable rate transaction at any time while the Notes are outstanding, (iii) for a period of one year from the date of the Purchase Agreement, to allow the selling stockholders to participate in future financing transactions; and (iv) to hold a shareholder meeting by August 15, 2011 to approve, among other matters, the issuance of greater than 19.99% of our shares of common stock pursuant to the Notes and upon exercise of the Warrants and to approve any change of control and/or other matter requiring approval which results from the issuance of our shares of common stock pursuant to the Notes and upon exercise of the Warrants.  The Company intends to hold its shareholder meeting as promptly as practicable.

Use of Prospectus

This prospectus may be used only in connection with the resale by the selling stockholders of up to 5,963,857 shares of our common stock.  We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholders pursuant to this prospectus.  On September 29, 2011, we had 6,330,778 shares of our common stock outstanding, which excludes 681,509 shares held in treasury.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this report before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is unaware of, or that it currently deems immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition, cash flows and/or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and stockholders are at risk of losing some or all of the money invested in purchasing our common stock.

Risks Related to Our Business

There is substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements are prepared using accounting principles generally accepted in the United States applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The accompanying historical consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The assessment of our ability to continue as a going concern was made by management considering, among other factors: (i) our current levels of expenditures, including subscriber acquisition costs, operating expense, including product development, and overhead, (ii) our ongoing working capital needs, (iii) the uncertainty concerning the outcome of any financing, (iv) our history of losses and use of cash for operating activities (v) outstanding balance of cash and cash equivalents of $2.3 million at the end of the quarter ended June 30, 2011, and (vi) our budgets and financial projections of future operations, including the likelihood of achieving operating profitability without the need for additional financing.

For periods subsequent to June 30, 2011, we expect losses if we continue to incur expenditures to develop the Kazaa digital music service, acquire subscribers for the Kazaa service, and if we are not able to reduce other operating expenses and overhead sufficiently to a level in line with our level of revenues.  If we are unable to increase revenues sufficiently or decrease our expenditures to a sustainable level, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected. These conditions raise substantial doubt about our ability to continue as a going concern.

Based on current financial projections, we believe the continuation of our Company as a going concern is primarily dependent on our ability to, among other factors: (i) consummate a suitable financing, or obtain cash from the sale of our assets or lines of business, (ii) scale our Kazaa subscriber base to a level where the monthly revenue generated from our subscriber base exceeds subscriber acquisition costs, net of expenses required to operate Kazaa, (iii) eliminate or reduce operating and overhead expenditures to a level more in line with our revenue, (iv) improve utilization of the Kazaa digital music service and improve LTVs of subscribers to that service,  (v) acquire profitable subscribers to the Kazaa digital music service at cost effective rates, (vi) grow our search marketing agency revenue base through the addition of new customers or expansion of business with existing customers and, (vii) expand margins in our search marketing agency and on our affiliate platform.  While we address these operating matters, we must continue to meet expected near-term obligations, including normal course operating cash requirements and costs associated with developing and operating the Kazaa digital music service, as well as funding overhead and the working capital needs of our other businesses.  If we are not able to obtain sufficient funds through a financing, or if we experience adverse outcomes with respect to our operational forecasts, our financial position, results of operations, cash flows and liquidity will continue to be materially adversely affected.

In the near term, we are focused on: (i) raising additional debt or equity capital to fund our immediate cash needs and to finance our longer term growth to further develop the Kazaa business and grow our subscriber base, and (ii) pursuing various means to minimize operating costs and increase cash including through the sale of assets or business. We cannot provide assurance that we will be able to realize the cost reductions in our operations, or that we can obtain additional cash through asset sales or the issuance of equity on favorable terms, or at all. If we are unsuccessful in our efforts we will be required to further reduce our operations, including further reductions of our employee base, or we may be required to cease certain or all of our operations in order to offset the lack of available funding.

We continue to evaluate the sale of certain of our assets and businesses. We cannot provide any assurance that we will be successful in finding suitable purchasers for the sale of such assets.  Even if we are able to find purchasers, we may not be able to obtain attractive terms and conditions for such sales, including attractive pricing. In addition, divestitures of businesses involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, a decrease in revenues associated with the divested business, and the disruption of operations in the affected business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of significant financial and employee resources. An inability to consummate identified asset sales or manage the post-separation transition arrangements could adversely affect our business, financial condition, results of operations and cash flows.

The Convertible Note financing may result in significant dilution for existing stockholders.

On May 31, 2011, we entered into a securities purchase agreement with certain buyers pursuant to which we sold the Notes and Warrants.  Both the Notes and Warrants contain “down round” provisions, which provides that if the Company makes certain dilutive issuances, the conversion price of the Notes and the strike price of the Warrants will be lowered to the per share price paid in the applicable dilutive issuance.  The Company is required to repay the Notes in six equal monthly installments commencing on December 31, 2011 and ending on May 31, 2012, either in cash or in shares of its common stock. The Company does not currently have sufficient cash available to repay the Notes.  If the Company chooses to utilize shares of its common stock to repay the Notes, the value of the Company’s shares will be equal to the lower of the conversion price then in effect or 85% of the average closing bid prices of its common stock during the 20 trading day period prior to payment of the installment amount.  Both the down round terms of the Notes and Warrants, and the payment of the installments in stock rather than cash could result in significant dilution to current stockholders.

If we default on our convertible notes, we may lose all of our assets and intellectual property.

Our obligations under the Notes issued on May 31, 2011 are secured pursuant to the terms of a Security Agreement entered into by Atrinsic and certain of our subsidiaries and the buyers of such Notes. Pursuant to the Security Agreement, we granted each of the buyers a security interest in all of our assets. In addition, certain of our subsidiaries executed guaranties with the buyers pursuant to which such subsidiaries guarantee our obligation under the Notes. In the event we default under the Notes, the Note holders may obtain our assets, including all of our intellectual property. If we lose all or a substantial portion of our assets, our shares will significantly decline in value or become worthless.

We currently are operating our business with vacancies in several key executive positions.

In order to effectively operate our business and effect the necessary growth to meet our financial needs, the company is required to continuously set key strategic objectives and develop strategies to meet these objectives. This function requires competent leadership within our organization. Due to recent turnover of key executives, we are currently operating with several vacancies in invaluable executive positions. If we are unable to attract and retain qualified officers to fill these roles, our business, operating results and growth can be adversely affected.

If our purchase of the Kazaa assets does not close, the price of our common stock could decline and our future business and operations could be harmed.

The Company's and Brilliant Digital’s obligations to complete the purchase and sale of the Kazaa assets is subject to conditions, many of which are beyond the control of the parties. If the transaction is not completed for any reason:

•	The price of our common stock may decline;
•	We will incur costs related to the transaction, such as financial advisory, legal, accounting, proxy solicitation and printing fees, even if the transaction is not completed;
•	We will not be able to realize the expected benefits of the acquisition which are a significant component of our growth strategy; and
•	We may not be able to operate as effectively under the existing Marketing Services Agreement and Master Services Agreement, which agreements are to remain in place if the transaction does not close,

all of which may harm our business and operations.

We have experienced a significant reduction in revenue and have been using cash to fund operations. If we cannot halt this revenue decline and reduce expenditures we may have to cease operations.

The Company has experienced a significant revenue decline and degradation in business prospects over the past two years, and as a result the Company has used a significant amount of cash to fund its operations.  The Company’s cash and cash equivalents were $2.3 million as of June 30, 2011, which is a $4.0 million decline from the $6.3 million as of December 31, 2010.  If we are unsuccessful at stabilizing or slowing the decline in our revenue, and our associated use of cash to fund operations, or if we cannot raise cash through financing alternatives, then we will need to significantly curtail or cease operations.

The working capital requirements for companies in the digital music industry is significant.

The digital music industry is highly competitive and as a result of the industry’s characteristics, subjects market participants to significant working capital requirements, as is evidenced by the numerous companies in the industry that have experienced significant losses.  If we are to attract and retain talented employees, acquire subscribers and enhance and improve the Kazaa digital music service, which we will need to do if we are to be successful, we will have significant capital requirements.  There is no guarantee additional capital will be available on favorable terms or at all.

We will require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us or is available to us but on unfavorable terms, our business, operating results and financial condition may be harmed.

We will require additional capital to operate or expand our business. In addition, some of our current or future strategic initiatives, including continued growth of the Kazaa line of business, will require substantial additional capital resources before they begin to generate revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt or equity financing. If we do not have funds available to enhance our business, maintain the competitiveness of our technology and pursue business opportunities, we may not be able to service our existing subscribers and customers, or acquire new subscribers or customers, which could have an adverse effect on our business, operating results and financial condition.

We face risks in implementing our restructuring plan.

In connection with our announcement to purchase the assets of the Kazaa digital music service, we are undertaking a restructuring of our existing operations.  Although the reorganization and consolidation of activities are expected to yield cost savings as a result of the reduction in headcount, the elimination of duplicative activities and combining or eliminating networking and other overhead costs, there can be no assurance that we will achieve the forecasted savings.  Our remaining business may also suffer as a result of the restructuring due to the loss of employees, who have been involuntarily terminated, or employees who leave voluntarily.  We may also face defections from customers who are unsure of our viability and may also receive less favorable terms than we currently receive from our vendors, as a result of their perception of the restructuring.  There can be no assurance that the restructuring will be completed effectively, with limited negative impact on our business.

As part of our restructuring plan and in connection with the integration of activities with the Kazaa business, we will be migrating many of our technological assets.  We face risks with such migrations, including disruptions in service.  Also, the costs and time associated with any migration could be substantial, requiring the reengineering of computer systems and telecommunications infrastructure.  We may also face interruptions in the services we provide across all of our business activities. In addition to service interruptions arising from third-party service providers, unanticipated problems affecting our proprietary internal computer and telecommunications systems have the potential to occur in future fiscal periods, and could cause interruptions in the delivery of services, causing a loss of revenue and related gross margins, and the potential loss of customers, all of which could materially and adversely affect our business, results of operations and financial condition.

The anticipated benefits of the acquisition of the Kazaa business may not be realized fully or at all or may take longer to realize than expected.

The integration of Atrinsic and the business of Kazaa face challenges as a result of the differing geographical locations of the two businesses. In the event the transactions contemplated by the asset purchase agreement close, the combined company will be required to devote significant management attention and resources to integrating the Kazaa business and the assets into our operations.  Delays in this process could adversely affect our business, financial results, financial condition and stock price. Even if we are able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time.

We face intense competition in the sale of our subscription services and transactional services.

In our subscription service business, which includes the Kazaa music service, and our transactional services business, we compete primarily on the basis of marketing acquisition cost, brand awareness, consumer penetration and carrier and distribution depth and breadth.  We face numerous competitors, many of whom are much larger than us, who have greater financial and operating resources than we do and who have been operating in our target markets longer than we have.  In the future, likely competitors may include other major media companies, traditional video game publishers, telephone carriers, content aggregators, wireless software providers and other pure-play direct response marketers publishing content and media, and internet affiliate and network companies.

If we are not as successful as our competitors in executing on our strategy in targeting new markets and increasing customer penetration in existing markets our sales could decline, our margins could be negatively impacted and we could lose market share, any and all of which could materially harm our business prospects, and potentially have a negative impact on our share price.

We may continue to be impacted by the effects of the current weakness of the United States economy.

Our performance is subject to United States economic conditions and its impact on levels of consumer spending.   Consumer spending recently has deteriorated significantly as a result of the current economic situation in the United States and may remain depressed, or be subject to further deterioration for the foreseeable future.  Purchases of our subscription based services as well as our transactional and marketing services have declined in periods of recession or uncertainty regarding future economic prospects, as disposable income declines. Many factors affect the level of spending for our products and services, including, among others: prevailing economic conditions, levels of employment, salaries and wage rates, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to existing customers or make sales to new customers on a profitable basis. As a result, our operating results may be adversely and materially affected by downward trends in the United States or global economy, including the current downturn in the United States which has impacted our business, and which may continue to affect our results of operations.

Our business relies on wireless and landline carriers and aggregators to facilitate billing and collections in connection with our subscription products sold and services rendered. The loss of, or a material change in, any of these relationships could materially and adversely affect our business, operating results and financial condition.

We generate a significant portion of our revenues from the sale of our products and services directly to consumers which are billed through aggregators and telephone carriers. We expect that we will continue to bill a significant portion of our revenues through a limited number of aggregators for the foreseeable future, although these aggregators may vary from period to period. In a risk diversification and cost saving effort, we have established a direct billing relationship with a carrier that mitigates a portion of our revenue generation risk as it relates to aggregator dependence; conversely this risk is replaced with internal performance risk regarding our ability to successfully process billable messages directly with the carrier. Moreover, in an effort to further mitigate such operational risk, we obtained a 36% equity stake in a landline telephone aggregator, TBR, to give us more visibility in the billing and collection process associated with subscription services billed to customers of local exchange carriers.

Our aggregator agreements are not exclusive and generally have a limited term of less than three years with automatic renewal provisions upon expiration in the majority of the agreements. These agreements set out the terms of our relationships with the aggregator and carriers, and provide that either party to the contract can terminate such agreement prior to its expiration, and in some instances, terminate without cause.

Many other factors exist that are outside of our control and could impair our carrier relationships, including:
•	a carrier’s decision to suspend delivery of our products and services to its customer base;
•	a carrier’s decision to offer its own competing subscription applications, products and services;
•	a carrier’s decision to offer similar subscription applications, products and services to its subscribers for price points less than our offered price points, or for free;
•	a network encountering technical problems that disrupt the delivery of, or billing for, our applications;
•
the potential for concentrations of credit risk embedded in the amounts receivable from the aggregator should any one, or group of aggregators encounter financial difficulties, directly or indirectly, as a result of the current period of slower economic growth affecting the United States; or

•	a carrier’s decision to increase the fees it charges to market and distribute our applications, thereby increasing its own revenue and decreasing our share of revenue.

If one or more carriers decide to suspend the offering of our subscription services, we may be unable to replace such revenue source with an acceptable alternative, within an acceptable time frame. This could cause us to lose the capability to derive revenue from those subscribers, which could materially harm our business, operating results and financial condition.

We depend on third-party Internet and telecommunications providers, over whom we have no control, for the conduct of our subscription business and transactional and marketing business. Interruptions in or the discontinuance of the services provided by one of the providers could have an adverse effect on revenue; and securing alternate sources of these services could significantly increase expenses and cause significant interruption to both our transactional and marketing and subscription businesses.

We depend heavily on several third-party providers of Internet and related telecommunication services, including hosting and co-location facilities, in conducting our business. These companies may not continue to provide services to us without disruptions in service, at the current cost or at all. The costs and time associated with any transition to a new service provider would be substantial, requiring the reengineering of computer systems and telecommunications infrastructure to accommodate a new service provider to allow for a rapid replacement and return to normal network operations. In addition, failure of the Internet and related telecommunications providers to provide the data communications capacity in the time frame required by us could cause interruptions in the services we provide across all of our business activities. In addition to service interruptions arising from third-party service providers, unanticipated problems affecting our proprietary internal computer and telecommunications systems have the potential to occur in future fiscal periods, and could cause interruptions in the delivery of services, causing a loss of revenue and related gross margins, and the potential loss of customers, all of which could materially and adversely affect our business, results of operations and financial condition.

We depend on partners and third-parties for our content and for the delivery of services underlying our subscriptions.

We depend heavily on partners and third parties to provide us with licensed content including for the Kazaa music service. We are reliant on such companies to maintain licenses with content providers, including music labels, so that we can deliver services that we are contractually obligated to deliver to our customers. These companies may not continue to provide services to us without disruption, or maintain licenses with the owners of the delivered content. In addition to licensed content, we are also reliant on partners and third parties to provide services and to perform other activities which allow us to bill our subscribers. The costs associated with any transition to a new service or content provider would be substantial, even if a similar partner is available. Failure of our partners or other third parties to provide content or deliver services has the potential to cause interruptions in the delivery of services, causing a loss of revenue and related gross margins, and the potential loss of customers, all of which could materially and adversely affect our business, results of operations and financial condition.

We may not fully recoup the expenses and other costs we have expended with respect to the Kazaa music service.

On March 26, 2010, we entered into three-year Marketing Services Agreement and Master Services Agreement with Brilliant Digital, effective July 1, 2009, relating to the operation and marketing of the Kazaa digital music service.  Under the agreements, we are responsible for marketing, promotional, and advertising services.  In exchange for these marketing services, the Company is entitled to full recoupment for all pre-approved costs and expenses incurred in connection with the provision of the services plus all other agreed budgeted amounts. On October 13, 2010, Atrinsic entered into amendments to its existing Marketing Services Agreement and Master Services Agreement with Brilliant Digital.  The amendments extend the term of each of the Marketing Services Agreement and Master Services Agreement from three years to thirty years, provide Atrinsic with an exclusive license to the Kazaa trademark in connection with Atrinsic’s services under the agreements, and modify the Kazaa digital music service profit share payable to Atrinsic under the agreements from 50% to 80%. In addition, the amendments remove Brilliant Digital’s obligation to repay up to $2.5 million of advances and expenditures which are not otherwise recovered from Kazaa generated revenues and remove the cap on expenditures that Atrinsic is required to advance in relation to the operation of the Kazaa business.

As of June 30, 2011, the Company has received the $2.5 million in repayments from Brilliant Digital and we are dependent on the future net cash flow of the Kazaa music service to fully recoup the approximately $13.9 million of advances and expenditures we have made, net of cash received or reimbursed, as of June 30, 2011. There can be no assurance that the future net cash flows from the Kazaa music service will be sufficient to allow us to fully recoup our expenditures, which could materially and adversely affect our financial condition.

If advertising on the internet loses its appeal, our revenue could decline.

All of our revenue is generated, directly or indirectly, through the Internet in part by delivering advertisements that generate leads, impressions, click-throughs, and other actions to our advertiser customers' websites as well as confirmation and management of mobile services. This business model may not continue to be effective in the future for various reasons, including the following:

•	click and conversion rates may decline as the number of advertisements and ad formats on the Web increases, making it less likely that a user will click on our advertisement;
•	the installation of "filter" software programs by web users which prevent advertisements from appearing on their computer screens or in their email boxes may reduce click-throughs;
•	companies may be reluctant or slow to adopt online advertising that replaces, limits or competes with their existing direct marketing efforts;
•	companies may prefer other forms of Internet advertising we do not offer, including certain forms of search engine placements;
•	companies may reject or discontinue the use of certain forms of online promotions that may conflict with their brand objectives;
•	companies may not utilize online advertising due to concerns of "click-fraud", particularly related to search engine placements;
•	regulatory actions may negatively impact certain business practices that we currently rely on to generate a portion of our revenue and profitability; and
•	perceived lead quality.

If the number of companies who purchase online advertising from us does not grow, we will experience difficulty in attracting publishers, and our revenue will decline.

If we are unable to successfully keep pace with the rapid technological changes that may occur in the wireless communication, internet and e-commerce arenas, we could lose customers or advertising inventory and our revenue and results of operations could decline.

To remain competitive, we must continually monitor, enhance and improve the responsiveness, functionality and features of our services, offered both in our subscription and transactional and marketing activities. Wireless network and mobile phone technologies, the Internet and the online commerce industry in general are characterized by rapid innovation and technological change, changes in user and customer requirements and preferences, frequent new product and service introductions requiring new technologies to facilitate commercial delivery, as well as the emergence of new industry standards and practices that could render existing technologies, systems, business methods and/or our products and services obsolete or unmarketable in future fiscal periods. Our success in our business activities will depend, in part, on our ability to license or internally develop leading technologies that address the increasingly sophisticated and varied needs of prospective consumers, and respond to technological advances and emerging industry standards and practices on a timely-cost-effective basis. Website and other proprietary technology development entails significant technical and business risks, including the significant cost and time to complete development, the successful implementation of the application once developed, and time period for which the application will be useful prior to obsolescence. There can be no assurance that we will use internally developed or acquired new technologies effectively or adapt existing websites and operational systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adopt and implement new technologies on a timely basis in response to changing market conditions or customer requirements, our business, prospects, financial condition and results of operations could be materially adversely affected.

We could be subject to legal claims, government enforcement actions, and be held accountable for our or our customers' failure to comply with federal, state and foreign laws, regulations or policies, all of which could materially harm our business.

As a direct-to-consumer marketing company, we are subject to a variety of federal, state and local laws and regulations designed to protect consumers that govern certain of aspects of our business. For instance, recent growing public concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased federal, state and foreign scrutiny and legislative and regulatory activity concerning data collection and use practices. Any failure by us to comply with applicable federal, state and foreign laws and the requirements of regulatory authorities may result in, among other things, indemnification liability to our customers and the advertising agencies we work with, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability.

We are subject to continued listing requirements on the NASDAQ Capital Market and if we are unable to meet such listing requirements, we could face delisting.

We are subject to continued listing requirements on the NASDAQ Capital Market, which includes such criteria as a $2.5 million minimum stockholders’ equity value requirement, as set forth in Listing Rule 5450(a)(1).  As of June 30, 2011, the value of our stockholders’ equity is a negative $1.1 million.

The value of our stockholders’ equity can be increased through equity financing or through additions to retained earnings (or reductions in accumulated deficit).  We are actively seeking to engage in an additional equity financing, but there can be no assurance that we will be successful in this regard. If we are not successful in raising equity capital, or even if we are successful, if we continue to incur net losses (which will negatively impact the value of our stockholders’ equity), we are not likely to be able to meet or maintain the minimum stockholders’ equity value requirement to maintain our listing on the NASDAQ Capital Market.

On May 31, 2011, we entered into a securities purchase agreement with certain buyers pursuant to which we sold the Notes and Warrants.  The securities purchase agreement contains a covenant that we maintain the listing of our Common Stock on the Nasdaq Capital Market.  The failure to maintain such listing is an event of default under the Notes.  Our obligations under the Notes are secured pursuant to the terms of a Security Agreement entered into by Atrinsic and certain of our subsidiaries and the buyers of such Notes.  Pursuant to the Security Agreement, we granted each of the buyers a security interest in all of our assets. In addition, certain of our subsidiaries executed guaranties with the buyers pursuant to which such subsidiaries guarantee our obligation under the Notes. In the event we fail to maintain our listing on the Nasdaq Capital Market, the Note holders may obtain our assets, including all of our intellectual property.  If we lose all or a substantial portion of our assets, our shares will significantly decline in value or become worthless.

We do not intend to pay dividends on our equity securities.

It is our current and long-term intention that we will use all cash flows to fund operations and maintain excess cash requirements for the possibility of potential future acquisitions. Future dividend declarations, if any, will result from our reversal of our current intentions, and would depend on our performance, the level of our then current and retained earnings and other pertinent factors relating to our financial position. Prior dividend declarations should not be considered as an indication for the potential for any future dividend declarations.

System failures could significantly disrupt our operations, which could cause us to lose customers or content.

Our success depends on the continuing and uninterrupted performance of our systems. Sustained or repeated system failures that interrupt our ability to provide services to customers, including failures affecting our ability to deliver advertisements quickly and accurately and to process visitors' responses to advertisements, and, validate mobile subscriptions, would reduce significantly the attractiveness of our solutions to advertisers and Web publishers. Our business, results of operations and financial condition could also be materially and adversely affected by any systems damage or failure that impacts data integrity or interrupts or delays our operations. Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious or accidental human acts, and natural disasters. Through the end of 2010, we operated a data center in Canada.  We have begun the process of closing down and transferring data to servers owned by third parties in 2011  and have a co-location agreement with a service provider to support our operations. Therefore, any of the above factors affecting any of these areas could substantially harm our business. Moreover, despite network security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems in part because we cannot control the maintenance and operation of our third-party data centers. Despite the precautions taken, unanticipated problems affecting our systems could cause interruptions in the delivery of our solutions in the future and our ability to provide a record of past transactions. Our data centers and systems incorporate varying degrees of redundancy. All data centers and systems may not automatically switch over to their redundant counterpart. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

We have been named as a defendant in litigation, either directly, or indirectly, with the outcome of such litigation being unpredictable; a materially adverse decision in any such matter could have a material adverse effect on our financial position and results of operations.

As described under the heading “Commitments and Contingencies,” or "Legal Proceedings" in our periodic reports filed pursuant to the Securities Exchange Act of 1934, from time to time we are named as a defendant in litigation matters. The defense of these claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in each and all of the litigation matters to which we have been a named party, whether directly or indirectly, and intend to contest each lawsuit vigorously, no assurances can be given that the results of these matters will be favorable to us. A materially adverse resolution of any of these lawsuits could have a material adverse effect on our financial position and results of operations.

We may incur liabilities to tax authorities in excess of amounts that have been accrued which may adversely impact our results of operations and financial condition.

We have recorded significant income tax receivables. In November 2009 Congress passed the Worker Homeownership & Business Assistance Act of 2009 which allows businesses to carryback operating losses for up to 5 years. As a result of this Act we were able to carryback some of our 2009 taxable loss, resulting in a refund of $2.7 million, which was received in 2010. In the event that we are not able to successfully defend our tax positions, we may incur significant additional income tax liabilities and related interest and penalties which may have an adverse impact on our results of operations and financial condition.

If our efforts to attract prospective subscribers and to retain existing subscribers pertaining to our Kazaa business are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate subscriber revenue depends on retaining and expanding our subscriber base. We must convince prospective listeners of the benefits of our service and existing listeners of the continuing value of our service.

Our ability to increase the number of our subscribers depends on effectively addressing a number of challenges and we may fail to do so. Some of these challenges include:

•	Providing subscribers with a consistent high quality, user-friendly and personalized experience;

•	continuing to build our catalog of music content that our listeners enjoy; and

•	continuing to innovate and keep pace with changes in technology and our competitors.

We depend upon third-party licenses for musical works and a change to or loss of these licenses could increase our operating costs or adversely affect our ability to retain and expand our listener base, and therefore could adversely affect our business.

To secure the rights to stream musical works embodied in sound recordings over the internet, Brilliant Digital maintains licenses from or for the benefit of copyright owners and pays royalties to copyright owners or their agents. We reimburse Brilliant Digital for these royalty payments.  These royalty payments represent a substantial cost in operating the Kazaa business.  Those who own copyrights in musical works are vigilant in protecting their rights and seek royalties that are very high in relation to the revenue that can be generated from the public performance of such works. There is no guarantee that the licenses available to Brilliant Digital now will continue to be available in the future or that such licenses will be available at the royalty rates associated with the current licenses. If we or Brilliant Digital are unable to secure and maintain rights to stream musical works or if we cannot do so on terms that are acceptable to us, our ability to stream music content to our listeners, and consequently our ability to attract subscribers, will be adversely impacted.

In order to stream musical works embodied in sound recordings over the internet, we must obtain public performance licenses and pay license fees to three performing rights organizations: Broadcast Music, Inc., or BMI, SESAC, Inc., or SESAC, and the American Society of Composers, Authors and Publishers, or ASCAP. These organizations represent the rights of songwriters and music publishers, negotiate with copyright users such as Brilliant Digital, collect royalties and distribute those royalties to the copyright owners they represent, namely songwriters and music publishers. Performing rights organizations have the right to audit our playlists and royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. If such a dispute were to occur, we could be required to pay additional royalties and the amounts involved could be material.

If our security systems are breached, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract listeners and advertisers.

Techniques used to gain unauthorized access are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our listeners, including credit card information and other personally identifiable information. If an actual or perceived breach of security occurs of our systems or a vendor’s systems, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract subscribers. We also would be required to expend significant resources to mitigate the breach of security and to address related matters.

We cannot control the actions of third parties who may have access to the subscriber data we collect. If such third parties’ use of subscriber data is not in compliance with the terms of our privacy policies, or if they fail to prevent unauthorized access to, or use of or disclosure of, subscriber information, we could be hindered or prevented in our efforts with respect to future growth opportunities.

Any failure, or perceived failure, by us to maintain the security of data relating to our listeners and employees, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose listeners, advertisers, revenue, and employees.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments through credit card transactions. For credit card payments, we pay processing and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our products, or suffer an increase in our operating expenses, either of which could adversely affect our business, financial condition and results of operations.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our subscriber satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our business, financial condition and results of operations could be adversely affected.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We must remain fully compliant with the Payment Card Industry, or PCI, Data Security Standard, or PCI DSS, a security standard with which companies that collect, store, or transmit certain data regarding credit, credit card holders, and credit card transactions are required to comply. Our failure to comply fully with PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit card payments. Further, there is no guarantee that, even if PCI DSS compliance is achieved, we will maintain PCI DSS compliance or that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition and results of operations.

If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card companies may increase our transaction fees or terminate their relationships with us. Any increases in our credit card could adversely affect our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit card would significantly impair our ability to operate our business.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources of Atrinsic. These forward-looking statements include, without limitation, statements regarding: proposed new services including, without limitation, the Company’s Kazaa digital music subscription service; the Company’s expectations concerning litigation, regulatory developments or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for the Company’s business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of when, or how, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

•	our limited cash and ability to operate as a going concern;

•	the risk that our Kazaa asset purchase does not close;

•	the highly competitive and resource intensive market in which we operate;

•	our ability to develop and market our products and services;

•	costs and requirements as a public company; and

•	other factors, including those discussed under the heading “Risk Factors”.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.  The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Notes and exercise of the Warrants. For additional information regarding the issuance of the Notes and the Warrants, see “Prospectus Summary – About the Offering” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

Brilliant Digital, one of the selling stockholders, which prior to the issuance of the Notes and Warrants held approximately 16.5% of our issued and outstanding common stock, purchased Notes in the aggregate principal amount of $2,200,000.  Prior to the financing, the Company and Brilliant Digital entered into a Marketing Services Agreement and a Master Services Agreement, each effective as of July 1, 2009, pursuant to which the companies jointly offer the Kazaa digital music service.  Each of the Marketing Services Agreement and the Master Services Agreement were amended on October 13, 2010.  The amendments to the agreements are part of a broader transaction between the Company and Brilliant Digital pursuant to which the Company will acquire all of the assets of Brilliant Digital that relate to its Kazaa digital music service business in accordance with the terms of an asset purchase agreement entered into between the parties on October 13, 2010.  Except for the ownership of the Notes and the Warrants issued pursuant to the Securities Purchase Agreement and as disclosed above with respect to Brilliant Digital, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock, notes and warrants, as of September 29, 2011, assuming conversion of the Notes and exercise of the Warrants held by each such selling stockholder on that date but taking account of any limitations on conversion and exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take into account any limitations on (i) conversion of the Notes set forth therein or (ii) exercise of the Warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the Notes and the Warrants, this prospectus generally covers the resale of the sum of (i) the maximum number of shares of common stock issuable upon conversion of the Notes and (ii) the maximum number of shares of common stock issuable upon exercise of the Warrants, in each case, determined as if the outstanding Notes and Warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the Notes and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Notes and the Warrants, no selling stockholder (excluding Brilliant Digital Entertainment, Inc.) may convert its Notes or exercise its Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%.  Brilliant Digital Entertainment, Inc. may not convert its Notes or exercise its Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 19.9%.  The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

The information presented in this table is based on 6,330,778 shares of our common stock outstanding on September 29, 2011, which excludes 681,509 shares held in treasury.  Each of the selling stockholders has represented that it is not a broker-dealer, or an affiliate of a broker dealer.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number of Shares of Common Stock Owned After Offering (1)	Percentage of Shares Beneficially Owned After Offering (1)(2)

Iroquois Master Fund Ltd.	326,191	(3)	1,410,561	(3)	-	-

Brilliant Digital Entertainment, Inc.	1,314,350	(4)	2,256,898	(4)	1,040,357	8.0%

Hudson Bay Master Fund Ltd.	326,191	(5)	1,128,449	(5)	-	-

Liballo Investment Limited	326,191	(6)	564,227	(6)	-	-

AYM Aggressive Value Fund	282,113	(7)	282,113	(7)	-	-

Kamran Hakim	282,113	(8)	282,113	(8)	-	-

Joseph Tuchman	19,748	(9)	19,748	(9)	-	-

Philip Dollman	19,748	(10)	19,748	(10)	-	-

(1)	Assumes all shares registered hereby are sold.

(2)
Applicable percentage of ownership is based on 6,330,778 shares of Common Stock outstanding as of September 29, 2011 (which excludes 681,509 shares held in treasury) together with all applicable options, warrants and other securities convertible into shares of our Common Stock for such stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of our Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after September 29, 2011 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person. Except otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares of Common Stock shown.

(3)
Iroquois Capital Management, L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF.

Column 2 includes 326,191 shares of common stock issuable upon conversion of a secured convertible note held by IMF. Excludes (i) 147,947 shares of common stock issuable upon conversion of such note held by IMF and (ii) 936,423 shares of common stock issuable upon exercise of warrants held by IMF because such note contains, and each of such warrants contain, a “blocker provision” under which the holder thereof does not have the right to convert such note or exercise each such warrant to the extent (but only to the extent) that such conversion or exercise would result in beneficial ownership by the holder thereof, or any of its affiliates, of more than 4.9% of the common stock. Without such “blocker provisions,” Iroquois Capital, Mr. Silverman and Mr. Abbe would be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 1,410,561 shares of common stock.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 474,138 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 936,423 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

(4)
Kevin Bermeister, in his capacity as Chief Executive Officer of Brilliant Digital Entertainment, Inc., has voting control and investment discretion over securities held by Brilliant Digital Entertainment, Inc.  As a result of the foregoing, Mr. Bermeister may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Brilliant Digital Entertainment, Inc.

Column 2 includes 1,040,357 shares of common stock and 273,993 shares of common stock issuable upon conversion of a secured convertible note held by Brilliant Digital Entertainment, Inc. Excludes (i) 484,628 shares of common stock issuable upon conversion of such note held by Brilliant Digital Entertainment, Inc. and (ii) 1,498,277 shares of common stock issuable upon exercise of warrants held by Brilliant Digital Entertainment, Inc. because such note contains, and each of such warrants contain, a “blocker provision” under which the holder thereof does not have the right to convert such note or exercise each such warrant to the extent (but only to the extent) that such conversion or exercise would result in beneficial ownership by the holder thereof, or any of its affiliates, of more than 19.9% of the common stock. Without such “blocker provisions,” Brilliant Digital Entertainment, Inc. and Kevin Bermeister would be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 3,297,255 shares of common stock.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 758,621 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 1,498,277 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

(5)
Hudson Bay Capital Management LP is the Investment Manager of Hudson Bay Master Fund Ltd. Consequently, Hudson Bay Capital Management LP has voting control and investment discretion over securities held by Hudson Bay Master Fund Ltd.  As Investment Manager, Hudson Bay Capital Management LP makes voting and investment decisions on behalf of Hudson Bay Master Fund Ltd.  As a result of the foregoing, Hudson Bay Capital Management LP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Hudson Bay Master Fund Ltd.  Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Master Fund Ltd.

Column 2 includes 326,191 shares of common stock issuable upon conversion of a secured convertible note held by Hudson Bay Master Fund Ltd.  Excludes (i) 53,120 shares of common stock issuable upon conversion of such note held by Hudson Bay Master Fund Ltd. and (ii) 749,138 shares of common stock issuable upon exercise of warrants held by Hudson Bay Master Fund Ltd. because such note contains, and each of such warrants contain, a “blocker provision” under which the holder thereof does not have the right to convert such note or exercise each such warrant to the extent (but only to the extent) that such conversion or exercise would result in beneficial ownership by the holder thereof, or any of its affiliates, of more than 4.9% of the common stock. Without such “blocker provisions,” Hudson Bay Master Fund Ltd. would be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 1,128,449 shares of common stock.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 379,311 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 749,138 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

(6)
Dr. Johannes Burger is the director of Liballo Investment Ltd.  As director, Dr Burger makes voting and investment decisions on behalf of Liballo.  As a result of the foregoing, Mr. Burger may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Liballo Investment Ltd.

Column 2 includes 189,656 shares of common stock issuable upon conversion of a secured convertible note held by Liballo and 136,535 shares of common stock issuable upon exercise of warrants held by Liballo. Excludes 238,036 shares of common stock issuable upon exercise of warrants held by Liballo because each of such warrants contain, a “blocker provision” under which the holder thereof does not have the right to exercise each such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, or any of its affiliates, of more than 4.9% of the common stock. Without such “blocker provisions,” Liballo and Dr. Burger would be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 564,227 shares of common stock.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 189,656 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 374,571 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

(7)
Abraham Muller is the Investment Manager of AYM Aggressive Value Fund, LP.  Consequently, Mr. Muller has voting control and investment discretion over securities held by AYM Aggressive Value Fund, LP. As Investment Manager, Mr. Muller makes voting and investment decisions on behalf of AYM Aggressive Value Fund, LP. As a result of the foregoing, Mr. Muller may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by AYM Aggressive Value Fund, LP.

Column 2 includes 94,828 shares of common stock issuable upon conversion of a secured convertible note held by AYM Aggressive Value Fund, LP and 187,285 shares of common stock issuable upon exercise of warrants held by AYM.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 94,828 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 187,285 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

(8)
Column 2 includes 94,828 shares of common stock issuable upon conversion of a secured convertible note held by Mr. Hakim and 187,285 shares of common stock issuable upon exercise of warrants held by Mr. Hakim.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 94,828 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 187,285 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

(9)
Column 2 includes 6,638 shares of common stock issuable upon conversion of a secured convertible note held by Mr. Tuchman and 13,110 shares of common stock issuable upon exercise of warrants held by Mr. Tuchman.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 6,638 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 13,110 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

(10)
Column 2 includes 6,638 shares of common stock issuable upon conversion of a secured convertible note held by Mr. Dollman and 13,110 shares of common stock issuable upon exercise of warrants held by Mr. Dollman.

The maximum number of shares of common stock to be sold pursuant to this prospectus includes (i) 6,638 shares of the Company’s Common Stock reserved for issuance upon the conversion of convertible promissory notes and (ii) 13,110 shares of the Company’s Common Stock reserved for issuance upon the exercise of warrants.

OTHER INFORMATION

The following is information pertaining to (i) payments the Company may make in connection with the Transaction and (ii) net proceeds and total possible payments in connection with the sale of Series A warrants, Series B warrants and Series C warrants (the “Warrants”) and the Notes (the “Transaction”).

(i)           Payments by the Company.  The Company has made payments in connection with the Transaction as set out in the table below.

Party	Payments in Cash	Other Payments
Iroquois Master Fund Ltd.	$60,000	None

●
Pursuant to Section 4(g) of the Securities Purchase Agreement, the Company was required to reimburse Iroquois Master Fund Ltd., a selling stockholder, or its designees for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the Securities Purchase Agreement and documents relating thereto (including, without limitation, all legal fees and disbursements in connection therewith, structuring, documentation and implementation of the transactions contemplated by the Securities Purchase Agreement and documents relating thereto and due diligence and regulatory filings in connection therewith) in a non-accountable amount equal to $60,000.  The $60,000 paid at the time of the Transaction to Iroquois Master Fund Ltd. was for this purpose, and was not a fee paid to Iroquois Master Fund Ltd.

In addition, the Company will make or may be required to make payments to:

(a)           Selling shareholders: Other than as described above, the Company has not made any payments to the selling shareholders, and the Company is not required to make any payments to the Selling Shareholders apart from (i) the repayment of principal (the notes do not bear interest as they were issued at a 9.1% original discount), and (ii) in the event of default on the notes, an interest payment equal to 18% per annum during the term of the default.  It is not possible to calculate potential interest payments in the event of default under the Notes, as the amount of interest payable depends upon the duration of the event of default.  In addition, pursuant to the Registration Rights Agreement entered into in connection with the Transaction, the Company is required to make a cash payment equal to 1% of the investors’ original principal amount upon the occurrence of certain events relating to registration delays, and on every thirty day anniversary of such event until the delay is cured.

(b)           Persons related to selling shareholders: The Company has not made payments to any person related to a selling shareholder in regards to the Transaction and the registration of the underlying shares and is not required to make any such payments.  There are also no payments (including the value of any payments to be made in common stock) in connection with the transaction that the Company has made or may be required to make to any affiliate of a selling shareholder.

(c)           Persons with whom the selling shareholders had a contractual relationship: The Company has not made any payments to any person with whom the selling shareholders had a contractual relationship in regards to the Transaction and is not required to make any such payments.

(ii)          Net proceeds and total possible payments.  The gross proceeds from the Transaction were $5,285,000, of which $4,716,000 was received in cash.  The Company applied a $535,000 Demand Promissory Note against the gross proceeds, and $35,000 of expense reimbursement owed to Iroquois Master Fund Ltd.  In addition to these payments netted from the gross proceeds, the Company paid (i) an additional $25,000 in expense reimbursement to Iroquois Master Fund Ltd, (ii) $88,000 in legal fees to Stubbs Alderton & Markiles, LLP, counsel to the Company, (iii) a fee of $40,000 and expenses of approximately $85,000 to Asia Pacific Capital, a consultant to the Company, and (iv) a fee of approximately $167,250 and expenses of approximately $10,600 to Wedbush Securities, Inc., a consultant to the Company, resulting in net cash proceeds to the Company of $4,299,150.  All amounts due on the notes are due within, or on, one year of their issuance and, barring any penalties for late payments and/or other defaults, total $5,813,500.

Potential Profits to Note Holders Pursuant to Transaction

The following is information relating to the potential profit Note holders could receive in connection with the Transaction.  The total potential profit that the Note holders could realize depends on several factors, including whether (i) the Note holders are repaid in cash, (ii) the Note holders elect to convert the Notes and (iii) the Company elects to convert the Notes.

Under the terms of the Notes and the Warrants, no Note holder (excluding Brilliant Digital Entertainment, Inc.) may convert its Notes or exercise its Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%.  Brilliant Digital Entertainment, Inc. may not convert its Notes or exercise its Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 19.9%.  Until the selling shareholders are able to fully convert their Notes and exercise their Warrants, their ability to capture the profits described below will be limited.  The Company intends to hold a shareholder meeting as promptly as practicable to approve, among other matters, the issuance of greater than 19.99% of the Company’s shares of common stock pursuant to the Notes and upon exercise of the Warrants and to approve any change of control and/or other matter requiring approval which results from the issuance of our shares of common stock pursuant to the Notes and upon exercise of the Warrants.

(i)           Repayment in Cash.

Assuming that all payments on the Notes are made in cash, the Note holders will make a profit of 10.0% on their investment, or $528,500, as that is the amount of the original issue discount contained in the face amount of the Notes and there is no interest on the Notes.

(ii)          Repayment by Conversion at Note Holders’ Election.

Subject to the limitations described above, at any time after the issuance of the Notes, the selling stockholders may convert their Notes into shares of the Company’s common stock by delivery of a notice of conversion to the Company.  The Notes are initially convertible into shares of common stock at a conversion price of $2.90 per share, provided that if the Company makes certain dilutive issuances (with limited exceptions), the conversion price of the Notes will be lowered to the per share price paid in the applicable dilutive issuance.  The following table sets out the potential profit to the Note holders at different market prices at the time of the Note holders’ conversion at a conversion price of $2.90 (assuming that the Note holders are able to sell all of those shares at that market price):

	Market Price/Conversion Price
	$	<2.90	$3.10	$3.30	$3.50	$3.70	$3.90
% Profit		10%	17.59%	25.17%	32.76%	40.34%	47.93%
Total shares underlying converted notes		2,004,655	2,004,655	2,004,655	2,004,655	2,004,655	2,004,655
Total Market Price of Shares Underlying Convertible Notes		$5,813,500	$6,214,431	$6,615,362	$7,016,293	$7,417,224	$7,818,155
Total Conversion Price of Shares Underlying Convertible Notes		$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500
Total Profit on Sale of Shares		$0	$400,931	$801,862	$1,202,793	$1,603,724	$2,004,655
Original Issue Discount on Notes Profit		$528,500	$528,500	$528,500	$528,500	$528,500	$528,500
Total Profit		$528,500	$929,431	$1,330,362	$1,731,293	$2,132,224	$2,533,155

(iii)         Repayment by Conversion at Company’s Election.

If the Company elects to convert the Notes, the conversion price will be the lesser of (a) $2.90 or (b) 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion.  The following table sets out the potential profit to the Note holders at different market prices at the time of the Company’s conversion (assuming (a) that the market price and the applicable average of the volume-weighted average prices are the same, (b) that the Company is eligible to convert and (c) the Note holders are able to sell all of those shares at that market price):

Market Price	$2.50	$2.70	$2.90	$3.10	$3.30	$3.41
Conversion Price	$2.13	$2.30	$2.47	$2.64	$2.81	$2.90
% Profit	29.4%	29.4%	29.4%	29.4%	29.4%	29.4%
Total shares underlying converted notes	2,735,765	2,533,116	2,358,418	2,206,262	2,072,550	2,005,693
Total Market Price of Shares Underlying Convertible Notes	$6,839,413	$6,839,413	$6,839,412	$6,839,412	$6,839,415	$6,839,413
Total Conversion Price of Shares Underlying Convertible Notes	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500
Total Profit on Sale of Shares or Total Discount to Market Price	$1,025,912	$1,025,913	$1,025,912	$1,025,912	$1,025,915	$1,025,913
Original Issue Discount on Notes Profit	$528,500	$528,500	$528,500	$528,500	$528,500	$528,500
Total Profit	$1,554,412	$1,554,412	$1,554,412	$1,554,412	$1,554,412	$1,554,412

The profit to the Note holders at any price above $3.41 are the same as in (ii) above.

There are provisions in the Notes that could change the conversion price, namely full-ratchet adjustments upon the issuance of securities at a per share price of less than $2.90.   The Company neither intends to enact nor anticipates such a share issuance that would trigger an adjustment to the conversion price.

Explanation of why profits on conversion may differ in a Company election versus a Note holder election

The profits on the conversion of the Notes at the Company’s election and at a Note holder’s election at the same market price may differ because the conversion prices can be different. Conversion at the Note holder’s election is based on a fixed price ($2.90), and conversion at the Company’s election is based on the lower of the fixed price ($2.90) or a price equal to 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion. For conversions at the Company’s election, the price will always be lower than the $2.90 fixed price when the market price/average of the volume-weighted average prices is below approximately $3.41. Above that market price/average of the volume-weighted average prices, the conversion price (and percentage profit) at both the Company’s and Note holder’s election will be the same, $2.90. The examples below provides more detail and hypothetical examples.

(i)           Conversion at Holder’s Election. If a Note holder elects to convert, the conversion price is $2.90.  The Company provided the information in the above table for the conversion at the Note holder’s election assuming that the Note holder is able to sell all of those shares at the market price.

With a market price of $3.10, a hypothetical conversion of $1,000 at $2.90 would result in the Company issuing 345 shares to the Note holder. A Note holder selling all 345 shares at $3.10 would gross $1,069.50.  That is a profit of $69.50 on a $1,000 conversion, or a 6.95% profit (before taking into account the original issue discount profit).

(ii)          Conversion at Company’s Election. If the Company elects to convert the Notes, the conversion price will be the lesser of (a) $2.90 or (b) 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion.  The Company provided the information in the above table for the repayment at the Company’s election assuming that (a) the market price and the applicable average of the volume-weighted average prices are the same and (b) the Note holders are able to sell all of those shares at that market price.

As such, if the market price (and the applicable average of the volume-weighted average prices) is $3.10, the conversion price will be $2.635 (85% of $3.10). A hypothetical conversion of $1,000 at $2.635 would result in the Company issuing 380 shares. A Note Holder selling all 380 shares at $3.10 would gross $1,178.00.  That is a profit of $178.00 on a $1,000 conversion, or a 17.8% profit (before taking into account the original issue discount profit).

Explanation of why percentage profit remains the same regardless of the market price of the Company’s stock in a conversion at the Company’s election

As noted, the conversion price for conversion at the Company’s election is the lesser of (a) $2.90 or (b) 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion.  As 85% of $3.412 is $2.90, anytime the average of the volume-weighted average prices exceeds $3.412, the fixed price of $2.90 will be used for conversion at the Company’s election as that will be the lower conversion price. When the fixed conversion price of $2.90 is used for conversions at the Company’s election, it will result in the same percentage profit as when the fixed conversion price is used for conversions at the Note Holder’s election.

As for conversions at the Company’s election when the average of the volume-weighted average prices is below $3.412, the percentage profit is fixed at 17.647% (before taking into account the original issue discount on the Notes) as long as the Note holder can sell all shares received in the conversions at the market price.  For a conversion of $85 of Note principal at a stock price less than $3.412, the Note Holder will receive $100 of stock, which is a $15 profit on an $85 conversion (before taking into account the original issue discount on the Notes).

Additional Information Relating to Gross Proceeds, Payments, Resulting Proceeds to the Company and Investor Profit

Gross Proceeds to Company as a result of Transaction	$5,285,000
Required Payments (made or to be made in connection with the financing)(1)	$450,850
Resulting Net Proceeds to Issuer	$4,834,150
Total possible profit resulting from conversion discount upon Company conversion with a market price of approximately $3.41 or less (above $3.41, there is no conversion discount).	$1,554,412

(1)
This excludes any payments that may be required to be made to selling stockholders as a result of an event of default under the Notes or as a result of registration delay payments that may be required to be made to the selling stockholders pursuant to the Registration Rights Agreement.

As a percentage, the total amount of all possible payments ($450,850) and the total possible discount to the market price of the shares underlying the convertible notes ($1,554,412)(assuming a Company conversion at a market price of $2.90 per share and including the original issue discount profit) divided by the gross proceeds to the issuer from the sale of the convertible notes ($5,285,000) is 37.9%, or 3.2% per month that the notes are outstanding based on the 12 month period of the notes.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Notes and exercise of the Warrants to permit the resale of these shares of common stock by the holders of the Notes and Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Notes, Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $63,367 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Stubbs Alderton & Markiles, LLP, Sherman Oaks, California, will pass upon for us the validity of the common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Atrinsic, Inc. as of December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010, have been incorporated by reference in this Registration Statement, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a Registration Statement on Form S-3/A under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits to the Registration Statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. You may read and copy the Registration Statement, as well as our reports, proxy statements and other information, at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC Internet site at www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically.

We also maintain a website at www.atrinsic.com, through which you can access our filings with the SEC. The information contained in, or accessible through, our website is not a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents that we have filed or will file with the SEC. We are incorporating by reference in this prospectus the information or documents below that we have filed with the SEC (Commission File No. 000-50633):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed on April 7, 2011 as amended on May 2, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which was filed on May 16, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which was filed on August 15, 2011;

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2011, which was filed on September 7, 2011;

•
our Current Report on Form 8-K filed July 1, 2011, which such report revised certain sections within our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, to give retroactive effect to the change in reportable segments;

•
our Current Reports on Form 8-K filed February 25, 2011; April 1, 2011 (as to information therein explicitly filed with the SEC only); April 20, 2011; April 26, 2011; June 1, 2011; June 6, 2011; July 12, 2011, August 22, 2011 and September 15, 2011 (to the extent that items contained in the preceding Current Reports on Form 8-K are furnished but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (or otherwise subject to the liabilities of Section 18), such items are not incorporated by reference);

•
the description of our common stock contained in our registration statement on Form 10-SB filed with the SEC on June 10, 2005, including any amendments or reports filed for the purpose of updating such description, including any amendment or reports filed for the purpose of updating such description.

All future documents that we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until the termination or completion of this offering of common stock shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents (except in each case the information contained in such documents to the extent “furnished” and not “filed”). Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents. To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference into this prospectus that was filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents that are incorporated herein by reference. Requests should be directed to:

Atrinsic, Inc.
469 7th Avenue, 10th Floor
New York, NY 10018
Attn: Investor Relations
(212) 716-1977